Investment Managers Series Trust III

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 23, 2026

Mr. David Orlic

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust III (File Nos. 033-79858 and 811-08544) (the “Registrant”) on behalf of the FPA Queen Road Value ETF

Dear Mr. Orlic,

This letter summarizes the comments provided to me by telephone on January 14, 2026, regarding Post-Effective Amendment No. 135 to the Registrant’s registration statement filed on Form N-1A (the “Registration Statement”) on November 12, 2025, relating to the FPA Queens Road Value ETF (the “Fund”), a series of the Registrant.

Responses to all of the comments are included below and, as appropriate, will be incorporated into a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately. Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Registration Statement.

SUMMARY SECTION

Fees and Expenses

1.	Please provide the Fund’s completed fees and expenses table and expense example to the Commission for review at least five business days prior to filing the Amendment.

Response: The Fund’s completed fees and expenses table and expense example are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses	0.33%
Acquired Fund Fees and Expenses	0.01%
Total Annual Fund Operating Expenses	1.29%
Fee Waiver and/or Expense Reimbursement[1]	(0.55)%
Total Annual Fund Operating Expenses after Fee Waiver and/or Expense Reimbursement[1]	0.74%

[1]	The Fund’s investment adviser has contractually agreed to waive management fees and/or reimburse the Fund for operating expenses in excess of 0.73% of average daily net assets of the Fund, excluding interest, taxes, brokerage fees and commissions payable by the Fund in connection with the purchase or sale of portfolio securities, fees and expenses of other funds in which the Fund invests, and extraordinary expenses, including litigation expenses not incurred in the Fund’s ordinary course of business, for a period of two years following the date of the reorganization of the Predecessor Fund (defined below). These fee waivers and/or expense reimbursements are subject to possible recoupment by the adviser from the Fund in future years (within the three years from the date when the amount is waived or reimbursed) if such recoupment can be achieved within the lesser of the foregoing expense limits or the then-current expense limits. Similarly, the adviser is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made by adviser to the Predecessor Fund prior to the Predecessor Fund’s reorganization, for a period ending three years after the date of the waiver or payment. This agreement may be terminated only by the Fund’s Board of Trustees upon written notice to the adviser.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example reflects the Fund’s contractual fee waiver and/or expense reimbursement only for the term of the contractual fee waiver and/or expense reimbursement.

Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

One Year	Three Years	Five Years	Ten Years
$76	$297	599	$1,457

Principal Risks

2.	With respect to the “Sector Focus Risk” risk factor, given the Fund’s significant and known exposure to the financial and industrial sectors, please add a specific stand-alone risk factor for each.

Response: The Registrant has revised the “Sector Focus Risk” risk factor as follows, and has added the following risk factors titled “Financial Sector Risk” and “Industrial Sector Risk”:

Sector Focus Risk. The Fund may invest a larger portion of its assets in one or more sectors than many other funds, and thus will be more susceptible to negative events affecting those sectors. For example, as of May 31, 2025, 31.6% of the Fund’s assets were invested in the financial sector and 26.2% of the Fund’s assets were invested in the industrial sector. ~~The performance of companies in the financial sector may be adversely impacted by many factors, including, among others: government regulations of, or related to, the sector; governmental monetary and fiscal policies; economic, business or political conditions; credit rating downgrades; changes in interest rates; price competition; and decreased liquidity in credit markets. Additionally, as of May 31, 2025, 26.2% of the Fund’s assets were invested in the industrials sector. Performance of companies in the industrials sector may be affected by, among other things, supply and demand for their specific product or service and for industrial sector products in general. Moreover, government regulation, world events, exchange rates and economic conditions, technological developments, fuel prices, labor agreements, insurance costs, and liabilities for environmental damage and general civil liabilities will likewise affect the performance of these companies.~~

Financial Sector Risk. Companies in the financial sector are subject to extensive governmental regulation, which may limit both the amounts and types of loans and other financial commitments they can make, the interest rates and fees they can charge, the scope of their activities, the prices they can charge and the amount of capital they must maintain. Profitability is largely dependent on the availability and cost of capital funds and can fluctuate significantly when interest rates change or due to increased competition. In addition, deterioration of the credit markets generally may cause an adverse impact in a broad range of markets, including U.S. and international credit and interbank money markets generally, thereby affecting a wide range of financial institutions and markets. Certain events in the financial sector may cause an unusually high degree of volatility in the financial markets, both domestic and foreign, and cause certain companies in the financial sector to incur large losses. Securities of companies in the financial sector may experience a dramatic decline in value when such companies experience substantial declines in the valuations of their assets, take action to raise capital (such as the issuance of debt or equity securities), or cease operations. Credit losses resulting from financial difficulties of borrowers and financial losses associated with investment activities can negatively impact the sector. Adverse economic, business or political developments could adversely affect financial institutions engaged in mortgage finance or other lending or investing activities directly or indirectly connected to the value of real estate.

Industrial Sector Risk. Industrial companies are affected by supply and demand both for their specific product or service and for industrial sector products and services in general. Government regulation, world events, exchange rates and economic conditions, technological developments and liabilities for environmental damage and general civil liabilities may likewise affect the performance of these companies. Aerospace and defense companies, a component of the industrial sector, can be significantly affected by government spending policies because companies involved in this industry rely, to a significant extent, on U.S. and foreign government demand for their products and services. Thus, the financial condition of, and investor interest in, aerospace and defense companies are heavily influenced by governmental defense spending policies which are typically under pressure from efforts to control the U.S. (and other) government budgets. Transportation securities, another component of the industrial sector, are cyclical and have occasional sharp price movements which may result from changes in the economy, fuel prices, labor agreements and insurance costs.

3.	With respect to the “Recent Market Events” risk factor, please consider whether the disclosure regarding COVID-19 is still relevant.

Response: The Registrant has revised the risk disclosure as follows:

Recent Market Events. Periods of market volatility may occur in response to market events, public health emergencies, natural disasters or climate events, and other economic, political, and global macro factors. U.S. and international markets have recently experienced, and may continue to experience, periods of significant volatility due to various factors, including uncertainty regarding inflation and central banks’ interest rate changes, the possibility of a national or global recession, trade tensions and tariffs, and political and geopolitical events. ~~For example, in recent years the large expansion of government deficits and debt as a result of government actions to mitigate the effects of the COVID-19 pandemic and inflation have resulted in extreme volatility in the global economy and in global financial market~~s. In addition, wars or threats of war and aggression, such as Russia’s invasion of Ukraine and conflicts among nations and militant groups in the Middle East, have led, and in the future may lead, to increased short-term market volatility and may have adverse long-term effects on the U.S. and world economies and markets generally, each of which may negatively impact the Fund’s investments. Additionally, since the change in the U.S. presidential administration in 2025, the administration has pursued an aggressive foreign policy agenda, including actual or potential imposition of tariffs, which may have consequences on the United States’ relations with foreign countries, the economy, and markets generally. These and other similar events could be prolonged and could adversely affect the value and liquidity of the Fund’s investments, impair the Fund’s ability to satisfy redemption requests, and negatively impact the Fund’s performance.

* * * * *

The Registrant believes that it has fully responded to each comment. If, however, you have any further questions or require further clarification of any response, please contact me at (626) 385-5777. I may also be reached at diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake

Diane J. Drake

Secretary

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